MEAD JOHNSON NUTRITION COMPANY

2400 West Lloyd Expressway

Evansville, Indiana 47721-0001

December 18, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Mead Johnson Nutrition Company
Rule 477 Application for Withdrawal of
Registration Statement on Form S–1
File No. 333–153489
Initially filed on September 15, 2008

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Mead Johnson Nutrition Company (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-153489) initially filed with the Commission on September 15, 2008 and as amended on November 10, 2008 and December 10, 2008, together with all exhibits thereto (the “Registration Statement”), effective as of the date first set forth above. The grounds upon which the Company is making this application for withdrawal are that the Company’s parent company has determined to file a new registration statement covering the Mead Johnson business using a different affiliate as the registrant.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company also requests in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would appreciate if you would please provide David Azarkh of Cravath, Swaine & Moore, LLP, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (212) 474-3700.

Thank you for your assistance with this application for withdrawal. If you have any questions or require any further information, please contact David Azarkh at (212) 474–1748 or Ronald Cami at (212) 474–1048, each of Cravath, Swaine & Moore, LLP, the Company’s legal counsel.

Very truly yours,

MEAD JOHNSON NUTRITION COMPANY,

by	/s/ Peter G. Leemputte

Name: Peter G. Leemputte
Title: Chief Financial Officer

By Facsimile to:

Tracey L. McNeil, Esq.

        Securities and Exchange Commission

            Division of Corporation Finance

                Washington, D.C. 20549

                    Fax: (202) 772–9368